FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Sony DADC, Conquest Soft Drinks and Other Global Companies Choose Magic Software to Comply with NF-e Regulations

PRESS RELEASE

Sony DADC, Conquest Soft Drinks and Other Global Companies Choose Magic Software to Comply with NF-e Regulations

Or Yehuda, Israel, January 13, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platforms and business integration solutions, today announced that it has successfully established a new market segment and revenue stream serving the needs of global companies seeking compliance with the Brazilian government’s Nota Fiscal Eletronica (NF-e) regulations.

"It is almost impossible for an ERP system to anticipate all of the emerging government regulations worldwide,” said David Cottongim, Manager of Finance Applications and Development at Sony DADC. Sony DADC purchased iBOLT to handle its NF-e requirements last year, and has since expanded its use of iBOLT in other areas. For Sony DADC, and many other companies, the challenge of adjusting IT systems to meet the demands of different government regulations around the world highlights the need for an integration platform like iBOLT. “A global company needs a way to adjust its business processes in an agile manner, and with minimal impact on IT infrastructure," Cottongim said.

Brazil is the world’s eighth largest economy. Government regulations in Brazil require digital confirmation of the receipt of tax documents before most goods can be shipped within the country. According to the Brazilian Ministry of Finance, more than 1.8 billion NF-e have been issued in Brazil, covering goods worth more than $39 trillion. More than 400,000 companies worldwide are expected to comply with the Brazilian NF-e regulations.

Magic Software’s solution provides customers with a mechanism for issuing NF-e, and for managing Documento Auxiliar da Nota Fiscal Eletrônica (DANFE) requests and receipts. It also connects to existing ERP systems and orchestrates the entire automated business process related to NF-e.

“The entire process occurs quickly and securely, with total adherence to our management software,” said Gilberto Talaquia, director of Conquest Soft Drinks (Refrigerantes Conquest). “We chose iBOLT because the solution is efficient for our purposes. The project was part of a strategy recommended by our ERP vendor to issue NF-e by using an integration tool. Now we have the option to use iBOLT to integrate other processes for our business, such as an integration procedure between food industry stamp readers and our overall management system."

“We have successfully provided a precise and proven NF-e solution based on our uniPaaS and iBOLT technology to more than 100 customers in Brazil, Europe and North America. These companies include Sony DADC, Foroni, Conquest Soft Drinks, Organiza and Royal Canin,” said Guy Bernstein, CEO of Magic Software Enterprises. “Companies that must adapt quickly and reliably to changing government regulations turn to us for the software, experience and services needed to confront this immediate challenge.”

To learn more about Magic Software's NF-e compliance solutions, please sign up for our informative webinar. Click here for registration

About Sony DADC

Sony DADC is a full-service technology and solution provider for optical media, offering services from the traditional replication business to advanced solutions.

For more information visit: http://www.sonydadc.com/opencms/opencms/sites/sony/index.html

About Refrigerantes Conquest

Refrigerantes Conquest is a modern and innovative company that has been producing quality beverages since 1950.

For more information visit: http://www.conquistanet.com.br/

About Magic Software

Magic Software Enterprises Ltd. (Nasdaq: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions.

For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.

Magic Software Press Contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	International Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2011

Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Sony DADC, Conquest Soft Drinks and Other Global Companies Choose Magic Software to Comply with NF-e Regulations

Exhibit 10.1